RadHash Revolutionizes the Startup Landscape with Innovative Platform Combining SaaS Tech and Funding Exchange announces its Crowdfunding campaign.

[Phoenix, AZ 10/17/2023] — RadHash, a trailblazing tech startup, is reshaping the future of tech entrepreneurship by democratizing the startup landscape. With their innovative platform, RadHash simplifies the path from tech concept to market-ready software, empowering non-technical founders, and investors.

Simplifying the Startup Journey

RadHash's platform removes the 'tech' hurdle, enabling founders to create software without the need for coding. It's a game-changer for early-stage startups, and investors can explore a diverse portfolio of opportunities. RadHash recognizes that every startup today is inherently a technology company and is committed to making tech innovation accessible to all.

Alpha Partners and Crowdfunding Beta

 To drive innovation and test their groundbreaking platform, RadHash collaborates with 13 Alpha partners and is now embarking on a 'Testing the Waters' campaign, inviting founders and investors to join this exciting journey. This campaign allows RadHash to gauge investor interest in a forthcoming offering under Regulation Crowdfunding (Reg CF).

Strong Network Effects and Revenue Streams

 RadHash's ecosystem generates a powerful network effect with multiple revenue streams. This approach not only strengthens RadHash's financial stability but also creates a robust and resilient financial model that reduces reliance on a single source of income.

Empowering Founders and Partners

 RadHash's platform offers founders monetization opportunities, enhancing their appeal to investors. This is a win-win for both sides, as founders can leverage fintech, the apps marketplace, and the retail effect to grow their revenue.

Seizing a Growing Market

RadHash is well-positioned to capitalize on the surging startup market, which has been driven by pandemic-induced challenges. Entrepreneurs' innovative solutions play a pivotal role in economic recovery.

Expanding Market Presence

To further fuel its mission, RadHash plans to allocate a significant portion of funds raised towards expanding its market presence and enhancing visibility in the entrepreneurial landscape.

Meet the Visionary Team

RadHash is led by seasoned entrepreneur Lorde Astor West, who has over two decades of experience in developing and digitally transforming companies. The team at RadHash is united in its mission to shatter barriers and revolutionize the startup landscape.

Democratizing Startups Globally

By fostering thriving startup ecosystems, RadHash contributes to global economic growth and prosperity. Their commitment to innovation and inclusivity positions RadHash as a formidable player in the competitive tech startup landscape.

For more information, visit https://radhash.ai and join the movement to reshape tech startups' future with RadHash.

Disclaimer: 'Testing the Waters' Under Regulation Crowdfunding

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed, and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.